

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49474

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VERITY INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 S. MANGUM STREET, SUITE 550
(No. and Street)

DURHAM	NC	27701
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
AMY SIMONSON (919) 490-6717
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RIVES & ASSOCIATES, LLP
(Name – *if individual, state last, first, middle name*)

4515 FALLS OF NEUSE ROAD, SUITE 450	RALEIGH	NC	27609
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, AMY SIMONSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VERITY INVESTMENTS, INC., as of DECEMBER 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

VP Finance' Operations

Title



Notary Public

CHRISTINE Y. SWANSON
Notary Public
Granville Co., North Carolina
My Commission Expires Nov. 13, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VERITY INVESTMENTS, INC.
(A Wholly-Owned Subsidiary of
Verity Financial Group, Inc.)

Financial Statements and
Supplementary Information

For the Years Ended December 31, 2015 and
December 31, 2014


R&A

Rives & Associates, LLP
Certified Public Accountants and Consultants

VERITY INVESTMENTS, INC.
Table of Contents

Member:
American Institute of
Certified Public Accountants



Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

Independent Auditors' Report

To the Board of Directors
Verity Investments, Inc.
Durham, North Carolina

We have audited the accompanying statement of financial condition of Verity Investments, Inc. (a North Carolina corporation) as of December 31, 2015 and 2014, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of Verity Investments, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Verity Investments, Inc. as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital pursuant to SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Verity Investments, Inc.'s financial statements. The supplemental information is the responsibility of Verity Investments, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rives & Associates LLP

Raleigh, North Carolina
February 23, 2016

4515 Falls of Neuse Road
Suite 450
Raleigh, NC 27609
Phone 919-832-6848
Fax 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458

VERITY INVESTMENTS, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2015 and December 31, 2014

	2015	2014
ASSETS		
Current assets:		
Cash and cash equivalents	$ 64,591	$ 58,879
Receivables	14,186	43,201
Receivables, other	20,137	-
Prepaid expenses	5,193	5,150
Other current assets	734	1,580
Total assets	$ 104,841	$ 108,810
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Accrued expenses	$ 5,250	$ 5,250
Commissions payable	6,700	22,935
Other payable	6,544	-
Due to parent	-	2,200
Due to affiliate	-	2,100
Income taxes payable	2,056	650
Total liabilities	20,550	33,135
Stockholder's equity:		
Common stock, no par value; 100,000 shares authorized; 100 shares issued and oustanding	35,000	35,000
Retained earnings	49,291	40,675
	84,291	75,675
Total liabilities and stockholder's equity	$ 104,841	$ 108,810

The accompanying notes are an integral part of these financial statements.

VERITY INVESTMENTS, INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2015 and December 31, 2014

	2015	2014
Revenues:		
Brokerage commissions	$ 38,378	$ 92,612
12b-1 distribution fees	114,603	132,816
Municipal income	205	189
Other income	36,661	26,300
Total revenues	189,847	251,917
Expenses:		
Commission expense	85,731	145,016
Management fee	71,200	77,300
Professional fees	8,800	8,250
Dues and subsrcriptions	250	500
Outside services	-	-
Insurance	5,655	5,185
Licenses expense	6,568	6,584
Office supplies	-	598
Miscellaneous expense	1,001	570
Total expenses	179,205	244,003
Income before income taxes	10,642	7,914
Less: current provision for income taxes	2,026	1,749
Net income	$ 8,616	$ 6,165

The accompanying notes are an integral part of these financial statements.

VERITY INVESTMENTS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2015 and December 31, 2014

	Common Stock	Retained Earnings	Total
Balances at January 1, 2014	$ 35,000	$ 34,510	69,510
Net Income for 2014	-	6,165	6,165
Balances at December 31, 2014	$ 35,000	$ 40,675	$ 75,675
Net Income for 2015	-	8,616	8,616
Balances at December 31, 2015	$ 35,000	$ 49,291	$ 84,291

The accompanying notes are an integral part of these financial statements.

VERITY INVESTMENTS, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2015 and December 31, 2014

	2015	2014
Cash flows from operating activities:		
Net income	$ 8,616	$ 6,165
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Cash flows from changes in:		
Receivables, Commissions	29,015	(5,035)
Receivables, Other Non-Customer	(20,137)	-
Prepaid assets	(43)	283
Other current assets	846	331
Accrued expenses	-	-
Commissions payable	(16,235)	(2,634)
Due to parent	(2,200)	1,260
Due to affiliate	(2,100)	100
Other current liabilities	6,544	-
Income taxes payable	1,406	(950)
Net cash provided (used) by operating activities	5,712	(480)
Net increase (decrease) in cash and cash equivalents	5,712	(480)
Cash and cash equivalents, beginning of year	$ 58,879	$ 59,359
Cash and cash equivalents, end of year	$ 64,591	$ 58,879
Supplemental disclosures of cash flow information		
Cash paid for:		
Income taxes	$ 650	$ 3,639

The accompanying notes are an integral part of these financial statements.

VERITY INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and December 31, 2014

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Verity Investments, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and member of the Financial Industry Regulatory Authority ("FINRA"). It is exempt from the provisions of SEC rule 15c3-3 under Section (k)(2)(i) of that same rule. The Company was incorporated in North Carolina on June 27, 2011 and is a wholly-owned subsidiary of Verity Financial Group, Inc. (the "Parent Company").Verity Asset Management, Inc. is a registered investment advisor, affiliated with the Company, and is a wholly-owned subsidiary of the Parent Company.

Basis of Presentation

The financial statements were prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenues are recognized in the period in which they are earned. Expenses are recognized in the period in which they are incurred.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities at the date of purchase or the date of the financial statement of less than ninety days, which are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed a consolidated tax return and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company has adopted the provisions of FASB ASC 740-10-25 *Accounting for Uncertainty in Income Taxes.* Under this provision, the Company must recognize the tax benefit associated with tax taken for tax return purposes when it is more likely than not the position will be sustained. The implementation had no impact on the Company's financial statements. The Company does not believe there are any material uncertain tax positions and, accordingly, it will not recognize any liability for unrecognized tax benefits. The Company is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax years in progress. The Company has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements as of December 31, 2015 and December 31, 2014, respectively.

VERITY INVESTMENTS, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2015 and December 31, 2014

NOTE 1 - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Commissions
Commissions and related commission expenses are recorded at the time earnings information is obtained from clearing organizations.

Receivables
The Company uses the allowance method to determine uncollectible accounts based on an analysis of expected collection rates determined from past history. Management believes that all accounts receivable are collectible as of December 31, 2015 and December 31, 2014, respectively. Therefore, no allowance for doubtful accounts has been recorded.

Advertising
The Company expenses advertising costs as they are incurred. There were no advertising expenses for the year ended December 31, 2015 and December 31, 2014, respectively.

NOTE 2 – CONCENTRATION OF CREDIT RISK

The company maintains cash balances at a local institution. Accounts are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 at each financial institution. FASB ASC 825, *Financial Instruments*, identifies these items as a concentration of credit risk requiring disclosure, regardless of risk. The Company's cash balances were fully insured as of December 31, 2015 and December 31, 2014, respectively.

NOTE 3 - RELATED PARTY TRANSACTIONS

By mutual agreement, Verity Financial Group, Inc., the Parent of Verity Investments, Inc., and Verity Asset Management, Inc., an affiliate of the Company, agreed to pay all expenses incurred by the Company for rent, supplies, utilities, and salaries. The Company's share of these infrastructure expenses are shown as management fees on the statement of income and are recorded as amounts due to parent on the statement of financial condition.

Total management fees for the year ended December 31, 2015 and December 31, 2014 were $71,200 and $77,300, respectively. At December 31, 2015 and December 31, 2014, $1521.00 and $2,200 were due to the Parent Company, respectively. At December 31, 2015 and December 31, 2014, $0 and $2,100 were due to Verity Asset Management, Inc., respectively.

The allocations of the fees paid were as follows:

	2015	2014
To Verity Financial Group, Inc.	$ 34,400	$ 38,100
To Verity Asset Management, Inc.	36,800	39,200
	$ 71,200	$ 77,300

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1. At December 31, 2015 and December 31, 2014, the Company had excess net capital of $25,728 and $34,834, respectively. The Company's required minimum net capital is $25,000. At December 31, 2015 and December 31, 2014, the Company's ratio of aggregate indebtedness to net capital was .41 to 1 and .55 to 1, respectively.

NOTE 5 – SUBSEQUENT EVENTS

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through February 23, 2016, which is the date the financial statements were available to be issued.

SUPPLEMENTARY INFORMATION

VERITY INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
Year Ended December 31, 2015

Computation of net capital:			
Total ownership equity from statement of financial condition		$	84,291
Deductions and/or changes:			
Non-allowable assets:			
Receivables from non-customers			22,074
Portion of broker-dealer receivables greater than commission payable			5,562
CRD deposits			734
Prepaid expenses			5,193
			33,563
Net capital			50,728
Computation of basic net capital requirement:			
Minimum net capital required:			
Calculation (6-2/3% of aggregate indebtedness)	1,370		
Company requirement	25,000		
Net capital requirement (greater of the above)			25,000
Excess net capital		$	25,728
Net capital less greater of 10% of total aggregate indebtedness or 120% of minimum net capital requirement		$	20,728
Computation of aggregate indebtedness:			
Total liabilities from statement of financial condition		$	20,550
Percentage of aggregate indebtedness to net capital			40.51%
Net Capital Reconciliation:			
Net Capital as per the FOCUS Report-Part IIA		$	50,728

There are no material differences from the preceding computation and the Company's corresponding unaudited part II of form X-17A-5 as of December 31, 2015.

Member:
American Institute of
Certified Public Accountants



Rives & Associates, LLP
Certified Public Accountants

Member:
North Carolina Association of
Certified Public Accountants

www.rivescpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Verity Investments, Inc.

We have reviewed management's statements, included in the accompanying Annual Exemption Report, in which (1) Verity Investments, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Verity Investments, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: ((k)(2)(i)) (the "exemption provisions") and (2) Verity Investments, Inc. stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. Verity Investments, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Verity Investments, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rives & Associates LLP

Raleigh, North Carolina
February 23, 2016

4515 Falls of Neuse Road
Suite 450
Raleigh, NC 27609
Phone 919-832-6848
Fax 919-832-7288

212 West Center Street
P.O. Box 1991
Lexington, NC 27293
Phone 336-248-8281
Fax 336-248-2335

1023 W. Morehead Street, Suite 100
Charlotte, NC 28208-5324
Phone 704-372-0960
Fax 704-372-1458



Independent Thinking.
Meaningful Results.

Verity Investments, Inc. – Exemption Report

Verity Investments, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k) (2) (i).

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year without exception.

Verity Investments, Inc.
I, Amy L. Simonson, swear that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ____________________
Vice President, Finance & Operations, FINOP, Treasurer
January 28, 2016

Member FINRA, SIPC
280 South Mangum Street
550 Diamond View II
Durham, NC 27701
(919) 490.6717
(800) 247.6717
(919) 489.8939 fax
www.verityinvest.com